Sylvie Durham

(212) 801-6923

durhams@gtlaw.com

September 4, 2018

Ms. Elizabeth Miller

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:    Astrotech Corporation; File No. 812-14539

Dear Ms. Miller:

Pursuant to our phone calls with the Staff of the Division of Investment Management, please be advised that Astrotech Corporation is withdrawing its application for exemptive relief under Section 3(b)(2) of the Investment Company Act of 1940, as amended.

If you have any questions, please call me at (212) 801-6923.

Sincerely,

/s/ Sylvie Durham, Esq.
Sylvie Durham, Esq.

cc:	Dennis Block, Esq.
Eric Stober
Thomas Pickens

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